Napier Park Global Capital (US) LP
280 Park Avenue, 3rd Floor
New York, NY 10017

December 30, 2014

ALTMFX Trust - NP Strategic Municipal Fund
c/o Atlantic Fund Services
Three Canal Plaza
Ground Floor
Portland, Maine 04101

To Whom it May Concern:

Please be advised that we have purchased from you shares the Institutional share class of the NP Strategic Municipal Fund in the aggregate amount of $100,000 as an investment with no present intention of redeeming or selling such shares and we do not now have any intention of redeeming or selling such shares.

Very truly yours,

/s/ Craig Henick

Napier Park Global Capital (US) LP

By:
Name: Craig Henick
Title: Portfolio Manager